Execution Copy

Exhibit 1

SHAREHOLDERS’ AGREEMENT

This Shareholders’ Agreement (this “Agreement”) is dated and effective as of June 18, 2008 (the “Effective Date”), among BankUnited Financial Corporation (the “Company”) and certain holders of the outstanding shares of the Company’s Noncumulative Convertible Preferred Stock, Series B party hereto (such holders, the “Series B Holders”, and such class of stock, the “Series B Preferred Stock”), and certain holders of the outstanding shares of the Company’s Class B Common Stock, $.01 par value party hereto (such holders, the “Class B Common Holders”, and such class of stock, the “Class B Common Stock”). The Series B Holders and the Class B Common Holders are collectively referred to herein as the “B Holders”.

For good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

1. The parties understand that the Board of Directors of the Company (the “Board”) is currently contemplating an underwritten offering of its Series I Class A Common Stock, $.01 par value (such stock the “Class A Common Stock” and such offering the “Stock Offering”) in which the Company would receive gross proceeds of at least $400 million.

2. Immediately prior to and contingent upon the closing of the Stock Offering, the Series B Holders shall surrender their shares of Series B Preferred Stock to the Company and the Company shall exchange each share of Series B Preferred Stock tendered (the “Series B Exchange”), to effect such Series B Exchange, for:

•	1.4959 shares of a new series of convertible, non-cumulative, perpetual preferred stock (the “Series 2008 Preferred Stock” and holders of such stock, the “Series 2008 Preferred Holders”);

•	$.59 in cash per share of Series B Preferred Stock (the “Series B Cash Consideration”); and

•	Warrants (the “Warrants”) to purchase 1.46 shares of Class A Common Stock per share of Series B Preferred Stock.

3. Immediately prior to and contingent upon the closing of the Stock Offering, the Class B Holders shall surrender their shares of Class B Common Stock to the Company and the Company shall exchange each share of Class B Common Stock tendered (the “Common B Exchange” and, together with the Series B Exchange, the “Exchange”), to effect such Common B Exchange, for:

•	one share of Series 2008 Preferred Stock per share of Class B Common Stock;

•	$.39 in cash per share of Class B Common Stock (the “Class B Cash Consideration”); and

•	Warrants to purchase .97 shares of Class A Common Stock per share of Class B Common Stock.

Shareholder’s Agreement

4. The aggregate Series B Cash Consideration together with the aggregate Class B Cash Consideration shall in no event exceed $1 million. The parties acknowledge that the per share cash consideration and per share warrant consideration were determined on the basis of the number of shares of Series 2008 Preferred Stock for which each share of Class B Common Stock and Series B Preferred Stock are exchangeable in the Exchange.

5. Pursuant to Article IV of the Articles of Incorporation, as amended, of the Company the Board has determined as stated in a duly adopted resolution that the Series 2008 Preferred Stock will:

a.	have an annual non-cumulative dividend rate of $0.37 (thirty seven cents) per share payable quarterly in arrears on the last day of February, May, August and November of each year (unless such day is not a business day, in which event on the next business day);

b.	be entitled to .1 (one tenth) of a vote per share on all matters requiring the vote of stockholders;

c.	be convertible at any time into shares of Class A Common Stock at a rate of 1 share of Class A Common Stock per share of Series 2008 Preferred Stock, subject to customary anti-dilution adjustments, which adjustments shall be reasonably acceptable to the Special Committee of the Board of Directors;

d.	have a par value of $0.01 per share and a liquidation preference of $4.93 per share; and

e.	be redeemable by the Company, at its option and by resolution of its Board of Directors, at a price of $4.93 per share of Series 2008 Preferred Stock, after the tenth anniversary of the issuance of the shares of Series 2008 Preferred Stock.

The total number of shares of New Preferred Stock issued pursuant to the Warrants shall not exceed 2,475,000.

6. The Warrants shall have a term of 5 years from the date of issuance and the exercise price of the Warrants shall be:

a.	with respect to one-third of the Warrants, 115% of the price of the Class A Common Stock in the Stock Offering (the “Offering Price”);

b.	with respect to one-third of the Warrants, 130% of the Offering Price; and

c.	with respect to one-third of the Warrants, 145% of the Offering Price.

The Warrants will contain customary anti-dilution adjustment provisions. The Warrant agreement will be in form and substance reasonably acceptable to the Special Committee of the Board of Directors.

7. The B Holders party hereto agree to exchange all of their Series B Preferred Stock and Class B Common Stock in the Exchange and not to transfer any shares of Class B Common Stock or Series B Preferred Stock prior to the Exchange (or earlier termination of this Agreement) unless the transferee agrees to be bound hereby.

Shareholder’s Agreement

8. The Company has informed the B Holders that it will not issue any shares of Series B Preferred Stock or Class B Common Stock, or securities convertible into or exchangeable for such shares, after the date hereof.

9. Notwithstanding the consummation of the Stock Offering or the provisions of any applicable award agreement to the contrary, each option to acquire shares of Series B Preferred Stock (the “Series B Preferred Options”) will remain outstanding on the same terms and conditions as were applicable prior the consummation of the Stock Offering, except that, in lieu of receiving shares of Series B Preferred Stock upon exercise of any Series B Preferred Option, upon exercise of a Series B Preferred Option, the holder of such Series B Preferred Option shall be entitled to receive a number of shares of Series 2008 Preferred Stock equal to the number of shares of Series B Preferred Stock that the holder would have received upon exercise of the Series B Preferred Option multiplied by 1.4959.

10. This Agreement shall not be deemed to modify or cancel any rights of the parties not expressly changed herein.

11. This Agreement constitutes the entire agreement of the parties with respect to the subject matter hereof, and supersedes all prior negotiations or agreements, whether written or oral, including the Shareholder Agreement, dated October 1, 1997, between the Company and the shareholders thereto. This Agreement shall be binding upon and inure to the benefit of the parties and their heirs, personal representatives, successors and assigns. Except as provided in the immediately preceding sentence, no provision of this Agreement shall confer upon any person other than the parties hereto any rights or remedies hereunder.

12. This Agreement may be executed in one or more counterparts, each of which shall be deemed to constitute an original, but all of which together shall constitute one and the same instrument. Any provision hereof that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

13. Because of the special and unique relationship of the B Holders and the Company, in addition to any other remedies which the Company or the B Holders may have upon breach of this Agreement, by any B Holder, on the one hand, or the Company, on the other, the non-breaching party shall be entitled to the remedy of specific performance without the necessity of posting any bond or surety, or if such bond or surety may not be so waived, then such bond or surety shall not be required to be in excess of $5,000.

14. This Agreement shall be governed by and interpreted in accordance with the laws of the State of Florida other than its principles of conflict of laws that would cause the law of another jurisdiction to apply. The parties hereto agree that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby may only be brought in the United States District Court for the Southern District of Florida or any Florida court sitting in Miami-Dade County and each of the parties hereby consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any

Shareholder’s Agreement

such suit, action or proceeding which is brought in any such court has been brought in an inconvenient forum. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court.

15. This Agreement may be amended, modified or supplemented only by written agreement of the Company and the B Holders party hereto to the extent affected hereby and upon such written agreement, such amendment, modification or supplement shall be binding on all parties hereto.

16. This Agreement shall terminate and be of no future effect if the Company shall not complete a Stock Offering in which shares of Class A Common Stock are sold for gross proceeds of at least $400 million and the proceeds thereof are received by July 15, 2008.

Shareholder’s Agreement

IN WITNESS WHEREOF, the Company and the B Holders party hereto have executed this Agreement, or have caused this Agreement to be executed by their duly authorized representatives, as of the Effective Date.

BANKUNITED FINANCIAL CORPORATION

By:	/s/ Neil H. Messinger

Name:	Neil H. Messinger

Title:	Member of Board of Directors and Chair
of Special Committee of the Board

Shareholder’s Agreement

SERIES B HOLDERS

/s/ Alfred R. Camner
Alfred R. Camner

/s/ Anne Shari Camner
Anne Shari Camner

/s/ Alfred R. Camner
Camner Trust f/b/o Descendants

/s/ Alfred R. Camner
Camner Trust B

/s/ Robert Lurie
BU Rabbi Trust f/b/o Alfred R. Camner

/s/ Danielle Camner
Danielle Camner

/s/ Errin Camner
Errin Camner

/s/ Lauren Camner
Lauren Camner

/s/ Lawrence H. Blum
Lawrence H. Blum

/s/ Allen M. Bernkrant
Allen M. Bernkrant

/s/ Marc D. Jacobson
Marc D. Jacobson

Shareholder’s Agreement

CLASS B COMMON HOLDERS

/s/ Alfred R. Camner
Alfred R. Camner

/s/ Anne Shari Camner
Anne Shari Camner

/s/ Alfred R. Camner
Camner Trust f/b/o Descendants

/s/ Alfred R. Camner
Camner Family Foundation

/s/ Robert Lurie
BU Rabbi Trust f/b/o Alfred R. Camner

/s/ Lauren Camner
Lauren Camner

/s/ Danielle Camner
Danielle Camner

/s/ Errin Camner
Errin Camner

/s/ Lawrence H. Blum
Lawrence H. Blum

/s/ Allen M. Bernkrant
Allen M. Bernkrant

/s/ Marc D. Jacobson
Marc D. Jacobson

/s/ James Camner
James Camner

Shareholder’s Agreement

/s/ Constance Camner
Constance Camner

/s/ Marc Lipsitz
Marc Lipsitz